Exhibit 3.7

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

ZOSANO PHARMA CORPORATION

Zosano Pharma Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify :

FIRST:	That the Board of Directors of the Corporation has duly adopted resolutions proposing and declaring advisable that the Certificate of Incorporation of the Corporation, as amended to date, be further amended by inserting, immediately following the first paragraph of Article FOURTH thereof, the following paragraph:

“Effective as of the effectiveness of the filing with the Secretary of State of the State of Delaware of this Certificate of Amendment to the Certificate of Incorporation of the Corporation (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (“Old Common Stock”) shall be combined, reclassified and changed into 1/4th of one fully paid and non-assessable share of Common Stock, without any action on the part of the holder thereof (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Any stockholder who would otherwise be entitled to receive a fractional share as a result of the Reverse Stock Split shall receive in lieu thereof cash in an amount equal to the amount of such fraction multiplied by the fair value of one share of the Common Stock as of the Effective Time as determined by the Board of Directors of the Corporation, provided that all shares of Common Stock issued to any holder of Old Common Stock as a result of the Reverse Stock Split shall be aggregated for the purpose of determining the number of whole shares of Common Stock to which such holder is entitled. At and after the Effective Time, each outstanding certificate that prior thereto represented shares of Old Common Stock shall be deemed for all purposes to evidence ownership of and to represent that lesser whole number of shares of Common Stock into which the shares represented by such certificate have been combined, reclassified and changed as herein provided. Until any such outstanding stock certificate shall have been surrendered for transfer or otherwise accounted for to the Corporation, the registered owner thereof on the books and records of the Corporation shall have and be entitled to exercise any voting and other rights with respect to, and to receive any dividend and other distributions upon, the lesser whole number of shares of Common Stock evidenced by such outstanding certificate as above provided.”

SECOND:	That in lieu of a meeting and vote of stockholders, the stockholders of the Corporation have given written consent to said amendment in accordance with the provisions of Section 228 of the DGCL, and written notice of the adoption of said amendment has been or will be given as provided in Section 228 of the DGCL to every stockholder entitled to such notice.

THIRD:	That the aforesaid amendment was duly adopted in accordance with the provisions of section 242 of the DGCL.

FOURTH:	This Certificate of Amendment shall become effective as of 5:00 p.m. Eastern Time on July 11, 2014.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President on this 11th day of July, 2014.

ZOSANO PHARMA CORPORATION

By:	/s/ Vikram Lamba
Name: Vikram Lamba Title: President